UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

Commission file number 0-11757

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

J.B. HUNT TRANSPORT SERVICES, INC.

615 J.B. Hunt Corporate Drive

Lowell, Arkansas 72745

(479) 820-0000

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act (ERISA) and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Report of Independent Registered Public Accounting Firm

The Retirement Committee

J.B. Hunt Transport Services, Inc.

We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Rogers, Arkansas

June 26, 2014

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Cash	$920,593	$958,249
Investments, at fair value:
Mutual funds	231,284,399	191,116,629
Common stock – J.B. Hunt Transport Services, Inc.	220,079,965	177,839,957
Common/collective trusts	89,922,815	88,242,275
Total investments	541,287,179	457,198,861
Receivables:
Notes receivable from participants	29,188,039	26,589,827
Contributions:
Participants	901,219	924,882
Employer	295,371	206,996
Accrued investment income	1,301	56,960
Total receivables	30,385,930	27,778,665
Net assets reflecting investments at fair value	572,593,702	485,935,775

Adjustment from fair value to contract value for interest in common/collective trusts relating to fully benefit-responsive investment contracts	(983,405)	(3,405,058)

Net assets available for benefits	$571,610,297	$482,530,717

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$82,706,612	$63,077,496
Interest and dividends	12,549,439	10,889,550
	95,256,051	73,967,046

Interest income on notes receivable from participants	1,161,512	1,114,350
Contributions:
Employer, net of forfeitures	11,635,057	11,078,018
Participants	37,380,684	34,579,226
	49,015,741	45,657,244
Total additions	145,433,304	120,738,640
Deductions from net assets attributed to:
Benefits paid to participants	55,404,265	44,268,070
Administrative expenses	949,459	847,716
Total deductions	56,353,724	45,115,786
Increase in net assets available for benefits	89,079,580	75,622,854

Net assets available for benefits:
Beginning of year	482,530,717	406,907,863
End of year	$571,610,297	$482,530,717

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of Plan

The following description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code (IRC). All employees, other than employees covered by a collective bargaining agreement, non-resident aliens, leased employees, and independent contractors, are eligible to make salary reduction contributions immediately following their employment commencement date. Each employee that has completed one year of qualifying service is eligible to receive matching contributions. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may defer from 1% up to 50% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Sections 402(g) and 415(c) of the IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions. The Company matches 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional amounts were contributed in 2013 or 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions and any discretionary contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service. Upon a participant’s retirement, permanent disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of six years of vesting service, the vesting percentages are as follows: 0 - 1 year – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore a participant’s account for claims of benefits, or pay Plan expenses. Forfeitures for the years ended December 31, 2013 and 2012 amounted to approximately $849,000 and $594,000, respectively. The Company used approximately $733,000 and $630,000 to reduce Company contributions to the Plan in 2013 and 2012, respectively. Forfeitures remaining in the Plan at December 31, 2013 and 2012 were approximately $234,000 and $118,000, respectively.

Participant Loans

Notes receivable from participants represent participant loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 - 5 years, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear fixed interest at the prime rate on the first day of the calendar month in which the loan is made, plus one percent (ranging from 4.25% to 10.50% for loans outstanding at December 31, 2013). Principal and interest are paid ratably through payroll deductions. A participant may only have two loans outstanding at any time.

Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and begun participating in other employer plans. Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred. Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans. Such transfers are recorded in participant contributions at fair value.

Payment of Benefits

On termination of service due to retirement, disability or death, a participant or their beneficiary may receive either a lump-sum amount or approximately equal monthly, quarterly or semi-monthly installments in cash equal to the value of the participant’s vested interest in his or her account. For termination of service, other than retirement, disability or death, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also allows for hardship distributions if a participant meets the Plan’s requirements for such distributions.

Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Plan in 2013 and 2012.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value on December 31, 2013 and 2012. See Note 3, Fair Value Measurements, for additional information on investment valuation. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. The cost of securities sold is determined by the weighted average cost method. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Shares of Company common stock are valued at quoted market prices. Investments in the common/collective trusts are valued at the net asset value per unit, as determined by the issuer of the respective trust.

Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

As of December 31, 2013 and 2012, the Plan invests in fully benefit-responsive investment contracts through the Stable Value Fund, which is invested in two common/collective trust funds, the Invesco Stable Value Trust Fund and T. Rowe Price Stable Value Common Trust Fund. The Stable Value Fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This Stable Value Fund is primarily invested in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The Plan may withdraw from the Invesco Stable Value Trust Fund with one-year written advance notice to the trustee. When the market value of units is less than their contract value, the Plan may also elect to withdraw units at their market value upon 10 days’ notice. The Plan may withdraw from the T. Rowe Price Stable Value Common Trust Fund with 12 month written advance notice to the trustee. The notice period may be shortened or waived by the trustee in its sole discretion. There are no restrictions on participant-directed redemptions for either common/collective trust.

Accordingly, the Statements of Net Assets Available for Benefits presents the fair value of the common/collective trusts, as well as the adjustment of the fully benefit-responsive common/collective trusts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid to participants.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Fair Value Measurements

The Financial Accounting Standards Board’s guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). An asset’s fair value measurement level within the hierarchy is based on the lowest level of input that is significant to the valuation.

The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following are assets measured at fair value on a recurring basis at December 31, 2013 and 2012:

December 31, 2013
Description	Level 1	Level 2	Total
Mutual Funds:
Large cap funds	$113,098,067	$-	$113,098,067
Small cap funds	40,880,494	-	40,880,494
International funds	44,312,251	-	44,312,251
Bond/fixed income funds	32,993,587	-	32,993,587
Total mutual funds	$231,284,399	$-	$231,284,399
Common Stock	220,079,965	-	220,079,965
Common/collective trusts	-	89,922,815	89,922,815
Total investments at fair value	$451,364,364	$89,922,815	$541,287,179

December 31, 2012
Description	Level 1	Level 2	Total
Mutual Funds:
Large cap funds	$84,436,227	$-	$84,436,227
Small cap funds	28,168,033	-	28,168,033
International funds	38,177,244	-	38,177,244
Bond/fixed income funds	40,335,125	-	40,335,125
Total mutual funds	$191,116,629	$-	$191,116,629
Common Stock	177,839,957	-	177,839,957
Common/collective trusts	-	88,242,275	88,242,275
Total investments at fair value	$368,956,586	$88,242,275	$457,198,861

Assets measured at fair value using a Level 2 valuation consisted of common/collective trusts and are valued at the net asset value per unit, as determined by the issuer of the respective trust. The Plan had no assets measured at fair value using a Level 3 valuation at December 31, 2013 or 2012.

4. Investments

The following table presents investments representing 5% or more of the Plan’s net assets:

	December 31,
	2013	2012
Mutual Funds:
AllianzGI NFJ International Value Fund (INSTL Class)	$31,366,916	$27,612,827
Invesco Growth & Income (Class R5)	30,308,339	20,219,752
Mainstay Large Cap Growth Fund	36,350,987	26,083,116
PIMCO Total Return Fund (Admin Class)	21,789,590	25,090,121
Vanguard Institutional Index	40,873,063	33,504,261

Common/collective trusts:
Stable Value Fund
Invesco Stable Value Trust Fund *	44,795,769	43,973,531
T. Rowe Price Stable Value Common Trust Fund **	45,127,046	44,268,744

Common Stock:
J.B. Hunt Transport Services, Inc.	220,079,965	177,839,957

  *Contract Value as of December 31, 2013 and 2012 was $44,443,023 and $42,393,157, respectively.
**Contract Value as of December 31, 2013 and 2012 was $44,496,387 and $42,444,060, respectively.

 During 2013 and 2012, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

	December 31,
	2013	2012
Common stock	$52,200,026	$47,178,212
Mutual funds	29,055,329	11,317,464
Common/collective trusts	1,451,257	4,581,820
	$82,706,612	$63,077,496

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.	Related Party Transactions

At December 31, 2013 and 2012, the Plan held 2.8 million and 3.0 million shares, respectively, of common stock of the Company, with a fair value of approximately $220.1 million and $177.8 million, respectively. During the years ended December 31, 2013 and 2012, the Plan recorded dividend income on the common stock of the Company of approximately $1.3 million and $2.2 million, respectively.

7.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 9, 2013, the Plan and related trust are designed in accordance with applicable sections of the IRC. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$571,610,297	$482,530,717
Adjustment from contract value to fair value for interest in common/collective trusts relating to fully benefit-responsive investment contracts	983,405	3,405,058
Net assets available for benefits per the Form 5500	$572,593,702	$485,935,775

The following is a reconciliation of the total additions per the financial statements to total income per the Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012
Total additions per the financial statements	$145,433,304	$120,738,640
Adjustment for change in contract value to fair value for interest in common/collective trusts relating to fully benefit-responsive investment contracts, net	(2,421,653)	1,004,224
Total income per the Form 5500	$143,011,651	$121,742,864

Schedule 1

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

EIN: 71-0335111, Plan: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

Column (a)	Column (b)	Column (c)	Column (e)
Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	INVESCO Stable Value Trust Fund	Common/Collective Trust	$44,795,769
	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust	45,127,046
	AllianzGI NFJ International Value Fund (INSTL Class)	Mutual Fund	31,366,916
	Columbia Acorn International (Class Z)	Mutual Fund	12,557,457
	INVESCO Global Real Estate (Class R5)	Mutual Fund	5,565,678
	INVESCO Growth & Income (Class R5)	Mutual Fund	30,308,339
	Mainstay Large Cap Growth Fund	Mutual Fund	36,350,987
	Oppenheimer Developing Markets	Mutual Fund	387,878
	Perkins Small Cap Value (Class I)	Mutual Fund	19,661,870
	PIMCO Real Return Fund (Admin Class)	Mutual Fund	11,203,997
	PIMCO Total Return Fund (Admin Class)	Mutual Fund	21,789,590
	Sentinel Small Company Fund (Class I)	Mutual Fund	21,218,624
	Vanguard Institutional Index	Mutual Fund	40,873,063
*	J.B. Hunt Transport Services, Inc. Common Stock	Common Stock	220,079,965
*	Participant Loans	Interest rates ranging from 4.25% to 10.50% and various maturities	29,188,039
			$570,475,218

*	Party-in-interest

See accompanying report of independent registered public accounting firm and notes to financial statements.

Note: Column (d) has been omitted as all investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

DATE: June 26, 2014	BY:	/s/ David G. Mee
David G. Mee
Executive Vice President, Finance and
Administration and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit Index

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm